Exhibit 99.99

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

enCore Energy Corp.

101 N. Shoreline Blvd, Suite 450
Corpus Christi, TX

78401

2.	DATE OF MATERIAL CHANGE

March l, 2022

3.	NEWS RELEASE

News release dated March 1, 2022 was disseminated via Globe Newswire.

4.	SUMMARY OF MATERIAL CHANGE

enCore Energy Corp. announces $15 million bought deal offering of units.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

enCore Energy Corp. (“enCore” or the “Company”) (TSXV: EU) announced that it has entered into an agreement with Clarus Securities Inc., on behalf of a syndicate of underwriters (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a “bought deal” basis, 9,804,000 units (the “Units”) in the capital of the Company, at a price of $1.53 per unit (the “Issue Price”) for aggregate gross proceeds of $15,000,120 (the “Offering”). Each Unit will be comprised of one Common Share (each a “Common Share”) and one half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each Full Warrant will entitle the holder thereof to purchase one Common Share (a “Warrant Share”) at a price of$2.00 for a period of 24 months following the Closing Date. In addition, the Company will also grant the Underwriter an option (the “Over-allotment Option”) to purchase an additional 1,470,600 Units, exercisable in whole or in part, for a period of 30 days from and including the Closing Date to cover over-allotments, if any, and for market stabilization purposes. The Underwriters shall be under no obligation whatsoever to exercise the Over-allotment Option in whole or in part. The aggregate gross proceeds of the Offering if the Over-allotment Option is exercised in full shall be $17,250,138.

The Company intends to use the net proceeds from the Offering for general corporate and working capital purposes.

The Units will be offered by way of a short form prospectus to be filed in each of the provinces of Canada, other than the Province of Quebec, by way of a private placement in the United States, and in those jurisdictions outside of Canada and the United States which are agreed to by the Company and the Underwriters, where the Common Shares can be issued on a private placement basis, exempt from any prospectus, registration or other similar requirements.

The Offering is expected to close on or about March 24, 2022 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX Venture Exchange (the “Exchange”).

The securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the U.S. Securities Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

William M. Sheriff, Executive Chairman
Telephone: 972-333-2214

9.	DATE OF REPORT

March 2, 2022